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                                                                    EXHIBIT 99.1
NEWS BULLETIN
               FROM:                    RE:  QIAO XING UNIVERSAL TELEPHONE, INC.
                                             QIAO XING INDUSTRIAL ZONE
     FRB  WEBER SHANDWICK                    HUIZHOU CITY, GUANGDONG 16023 CHINA
          FINANCIAL COMMUNICATIONS           http:\\www.qiaoxing.com
                                             NASDAQ: XING
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FOR FURTHER INFORMATION

AT QIAO XING UNIVERSAL TELEPHONE:       AT FRB WEBER SHANDWICK:
Keneath Chen                            Haris Tajyar
Capital Operation Department            General Information
(011) 86-752-2820268                    310-407-6547
qxxiao@pub.huizhou.gd.en                htajyar@webershandwick.com
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FOR IMMEDIATE RELEASE
JANUARY 31, 2002

                       QIAO XING ANNOUNCES RESTATEMENT OF
                      FIRST HALF 2001 FINANCIAL STATEMENTS

GUANGDONG, CHINA (JANUARY 31, 2002) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), the second largest and one of the fastest growing telephone manufacturers in China, today announced that it will be restating its first half 2001 financial statements by $1.3 million to reflect an understatement of $800,000 relating to the issuance of the Company's convertible debentures, an overstatement of tax provisions of $500,000 and a $1 million increase in its provision for doubtful debt.

As a result, the Company's restated earnings for the first half of 2001 are $28,000, or $0.00 per share, compared with the previously reported earnings of $1.3 million, or $0.10 per share. The restatement will only affect the Company's earnings for its six month period ended June 30, 2001 and is not expected to have a material impact on the Company's net income or cash flow in any future period.

Commented Qiao Xing Universal Telephone, Inc. Chairman Rui Lin Wu, "Although we are disappointed to restate our financial statements, we believe this is the most conservative and prudent action to take to ensure our exposure is limited. We are pleased to report that this restatement had no material impact on the results of operations for the second half of 2001 and is not expected to have a material impact on net income or cash flow moving forward. More importantly, we continue to be excited about our future financial and operational outlook as we are expecting significant revenue and earnings growth in 2002," concluded Mr. Wu.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.



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Qiao Xing Universal Telephone
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This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.


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